Subsidiaries

The following is a list of the subsidiaries of Gibraltar Steel
Corporation. The names of indirectly owned subsidiaries are indented under the names of their respective parent corporations:

Gibraltar Steel Corporation of New York                New York
   Wm. R Hubbell Steel Corporation                     Illinois
     Mill Transportation Company                       Illinois
   Carolina Commercial Heat Treating, Inc.             Nevada
   Southeastern Metals Manufacturing Company, Inc.     Florida
   Gibraltar Steel Corporation Flight Services Corp.   New York
Gibraltar Strip Steel, Inc.                            Delaware
Integrated Technologies International, Ltd.            Delaware
Cleveland Pickling, Inc.                               Delaware
GIT Limited                                            New York
Gibraltar Steel Corporation of Tennessee               Tennessee

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